UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of           April                , 2001
                 -------------------------------


                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F [X]          Form 40-F [ ]







41150.0012

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Desc, S.A. de C.V.
                                          ------------------
                                          (Registrant)



Date: April 10, 2001                      By /s/ Ernesto Vega Velasco
--------------------                         --------------------------------
                                             (Signature)*
                                             Name: Ernesto Vega Velasco
                                             Title: Chief Financial Officer





* Print the name and title under the signature of the signing officer.

                                  EXHIBIT INDEX


                                                                    Sequential
                   Item                                             Page Number
                   ----                                             -----------

 1.  Press Release dated April 6, 2001, announcing
     the Issues to be Discussed During Registrant's
     General Ordinary and Extraordinary Meeting
     of Shareholders, to be held on April 26, 2001
     in Mexico City........................................................4


 2.  Press Release announcing the Registrant's Preliminary
     Figures for the First Quarter of 2001.................................5











                                       3